

September 5, 2014

Jeremy B. Kantrowitz
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

Re: Pioneer ILS Interval Fund
        File Nos.: 333-197909, 811-22987

Dear Mr. Kantrowitz:

On August 6, 2014, your firm filed a registration statement on Form N-2 ("Registration Statement") on behalf of Pioneer ILS Interval Fund (the "Fund"), a closed-end investment company registered under the Investment Company Act of 1940, to register shares under the Securities Act of 1933 (the "1933 Act"). The Fund intends to operate as an interval fund that will offer to repurchase a portion of its outstanding shares on a regular schedule. We have reviewed the Registration Statement and our comments are set forth below. For convenience, we have used the captions, page numbers and defined terms used in the Registration Statement.

PROSPECTUS SUMMARY

The Offering (Page 4)

1.   The disclosure provides that the Fund requires a minimum initial investment of $5,000,000, subject to the adviser making certain exceptions. The adviser may waive the minimum investment requirement. Generally, the staff has observed that funds that invest primarily in insurance-linked securities ("ILS") have, among other things, limited the sale of fund shares to institutional investors (and other investors that meet certain eligibility criteria), and have imposed a high minimum initial investment requirements. These qualification and investment requirements may be the result of concerns regarding the suitability of ILS for individual retail investors (see FINRA Investor Alert – Catastrophe Bonds and Other Event-

Linked Securities, available at http://www.finra.org/Investors/Protect Yourself/InvestorAlerts/Bonds/P038367).

In your response, please supplementally provide examples of situations in which the Fund may make exceptions to its minimum initial investment requirement. In addition, if any exceptions could result in individual retail investors being permitted to invest in the Fund, please advise us why you believe it would be appropriate to allow those investors into the Fund.

Investment Objective and Principal Investment Strategies – Portfolio Investments (Page 5)

2. The Fund has an 80% policy with respect to investments in ILS, and derivative instruments that provide exposure to ILS or have similar economic characteristics to ILS may be used to satisfy the 80% test. For purposes of determining satisfaction of the 80% test, please confirm that the market value of these derivative instruments, rather than the notional value, will be used by the Fund.

Risk Considerations (Page 15)

3. The prospectus currently includes a U.S. government agency obligations risk. In light of recent U.S. government budget and debt ceiling issues and ratings downgrades, please also consider incorporating U.S. Treasuries risk. For example, similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund's U.S. Treasury obligations to decline.

4. If certain of the Fund's investments in event-linked bonds and other ILS may be treated as equity in passive foreign investment companies for U.S. federal income tax purposes, please include "Tax Risk" disclosure discussing the tax implications associated with these investments.

PROSPECTUS

Summary of Fund Expense (Page 24)

5. Given the high initial investment minimum, please consider including a second Example (or otherwise supplementing the disclosure) to show expenses based on a $5,000,000 minimum investment.

6. A footnote to the Example provides that "[b]ecause there are no costs associated with repurchases, your costs would be the same whether you hold your shares or submit your shares for repurchase at the end of the time periods indicated." This disclosure suggests that the 2.00% repurchase fee is not reflected in the table. However, because the Fund may introduce the repurchase fee at any time (as disclosed on page 22), we believe that the Example should be calculated assuming the application of the maximum repurchase fee. Please revise the Example accordingly and remove the disclosure cited above from the footnote.

In order to convey that the Fund currently does not impose a repurchase fee, the Fund may revise footnote 1 to explain that the Example reflects the maximum repurchase fee, although the Fund does not currently charge a repurchase fee (but may do so in the future).

Periodic Repurchase Offers (Page 47)

7.   In the paragraph immediately following the list of bullets on page 48, please enhance the disclosure to explicitly explain what constitutes "good order" and/or "good form."

8.   Please use bold font for the following sentence appearing on page 49: "There is no assurance that you will be able to have your shares repurchased by the fund when or in the amount that you desire."

Net Asset Value (Page 59)

9.   The disclosure currently provides that the Fund generally values debt securities and certain derivative instruments by using the prices supplied by independent third party pricing services. Please supplementally confirm whether the Board has evaluated and generally understands the inputs, methods, and assumptions used by these pricing services to determine their evaluated prices with respect to ILS, and how those inputs, methods, and assumptions are affected (if at all) as market or other conditions change.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies, Risks and Restrictions – Event-Linked Swaps (page 3)

10.   With respect to the use of event-linked swaps, the disclosure provides that if a trigger event occurs, the Fund may lose the swap's notional value. Please supplementally explain how the Fund will meet its asset coverage obligations with respect to these instruments.

Financial Futures and Options Transactions (page 20)

11.   Please revise the disclosure to reflect that the <u>adviser</u> will not, with respect to its management of the Fund, be subject to regulation as a commodity pool operator ("CPO"). In addition, if the adviser is not currently registered as a CPO, also revise the disclosure to clarify that management of the Fund will not subject the adviser to registration as a CPO.

Asset Segregation (page 23)

12.   If the Fund sponsors/arranges for trusts issuing floating rate notes ("floaters") and inverse floaters, please supplementally confirm that the floaters are subject to the Fund's asset segregation. It is the staff's position that a tender option bond financing involves the issuance of a senior security by a fund unless the fund segregates unencumbered liquid assets (other than the bonds deposited into the trust) with a value at least equal to the amount of the floaters plus accrued interest, if any (see Investment Management Staff Issues of Interest, Funds Using Tender Option Bond (TOB) Financing (March 29, 2012).

Investment Restrictions – Fundamental Investment Policies (page 27)

13.   Please delete the following disclosure from the third paragraph, as it is not applicable to the Fund: "[W]ith respect to tax-exempt funds that invest 80% of their assets in tax-exempt securities, securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions."

14.   The disclosure provides that, "[a]s of the date of the SAI, the fund's adviser may assign an industry classification for an exchange-traded fund in which the fund invests based on the constituents of the index on which the exchange-traded fund is based." Please supplementally confirm whether the adviser will similarly assign industry classifications for exchanged-traded notes.

GENERAL COMMENTS

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6967.

Sincerely,
Derek B. Newman